Zepp Health Corporation

Huami Global Innovation Center

Building B2, Zhong’an Chuanggu Technology Park

No. 900 Wangjiang West Road

Hefei, 230088

People’s Republic of China

January 20, 2023

VIA EDGAR

Stephen Krikorian

Morgan Youngwood

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zepp Health Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed April 28, 2022
File No. 001-38369

Ladies and Gentlemen:

This letter sets forth the Company’s responses to the comments contained in the letter dated January 6, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 28, 2022 (the “2021 Form 20-F”). The Staff’s comment is repeated below in bold and is followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

Consolidated Financial Statements

Note 10. Long-Term Investments, page F-31

1.	On page F-31 of Form 20-F, as of December 31, 2021, the Long-term Investments include an entry for Jiangsu Yitong of RMB 960,832 million. Note (f), on page F-32, states that the Group acquired a 29.99% equity interest in Jiangsu Yitong in February 2021 for RMB 959,680 million and recorded income from this investment of RMB 1,152 million. The note also states that the investment of Jiangsu Yitong is accounted for using the equity method and it is listed on the Shenzhen stock exchange.

Zepp Health Corporation

January 20, 2023

Please explain which valuation was used for purposes of the calculation pursuant to Section 3(a)(1)(C). Please also explain why using such valuation is consistent with Section 3(a)(1)(C), which refers to “value” which is defined in Section 2(a)(41). Please confirm that the value used for Jiangsu Yitong and generally the values used for purposes of the calculation pursuant to Section 3(a)(1)(C) in response to our Zepp Health Corporation inquiries was consistent with Section 2(a)(41).

In response to the Staff’s comment, the Company respectfully submits that its presentation of its calculations with respect to the 40% Test presented in the response letter, dated September 14, 2022, utilized the value of the Company’s interest in Jiangsu Yitong as reflected in the Company’s financial statements, which is the carrying value of the investment accounted for the using equity method in accordance with ASC 323 – Investments, Equity Methods and Joint Ventures. The carrying amount of RMB960,832 thousand differs from the value as defined in Section 2(a)(41) of the Investment Company Act which should be based on the market share price. Based on the market price of shares of Jiangsu Yitong of RMB12.80 per share, as of December 31, 2021, the Company’s interest in Jiangsu Yitong had a market value of RMB1,161,888 thousand. The Company has reviewed its calculations with respect to the 40% Test and confirms that all other valuations utilized were in accordance with Section 2(a)(41) of the Investment Company Act. The Company has determined that on the basis of such revised calculations, the Company is not an investment company as defined in the Investment Company Act. Specifically, as of December 31, 2021, the value of the Company’s investment securities (including term deposits) represented approximately 37.2% of the Company’s adjusted total assets on a consolidated basis.

The calculation is changed as follows:

In RMB thousands	Company Response on September 14, 2022	Amount adjusted based on market price	Changed to:
	a	b	c=a+b
Long-term investments	1,552,591	201,056	1,753,647
Total assets	6,085,501	201,056	6,286,557
Adjusted Total Assets	4,575,962	201,056	4,777,018
Bad Assets	1,576,942	201,056	1,777,998
40% Test	34.46%		37.22%

Additionally, the Company notes that since December 31, 2021, the market value of Jiangsu Yitong has fluctuated, and as of December 30, 2022 has declined to RMB7.32 per share, reducing the market value of the Company’s interest in Jiangsu Yitong to RMB664,455 thousand. The Company invested in Jiangsu Yitong primarily for strategic reason, rather than for stock price appreciation. Additionally, the Company will continue to monitor the results of the test using values as set forth in Section 2(a)(41).

*               *               *

Very truly yours,

/s/ Leon Cheng Deng
Leon Cheng Deng
Chief Financial Officer

cc:	Wang Huang, Chairman of the Board of Directors and Chief Executive Officer, Zepp Health Corporation

Haiping Li, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jason Zhang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP